THE SWISS HELVETIA FUND, INC.
Notification of Sources of Distribution
Pursuant to Section 19(a) of the Investment Company Act of 1940

Important Information Regarding Your Quarterly Distribution

As previously announced, on December 31, 2021, The Swiss Helvetia Fund, Inc. (the "Fund") paid a quarterly distribution of $0.1665 per share of the Fund’s common stock to all stockholders of record as of December 21, 2021, pursuant to the Fund’s managed distribution plan (the “Plan”).

As a general matter, the amount of the Fund’s distributable income depends on the aggregate gains and losses realized by the Fund during the Fund’s entire fiscal year.  Distributions may consist of net investment income, capital gains and return of capital but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.  However, under the Investment Company Act of 1940, as amended, and the terms of the Plan, the Fund may be required to indicate the source of each distribution to its stockholders.  The following table sets forth the estimated sources of the current distribution, and the cumulative distributions paid during the 2021 fiscal year to date from the sources indicated in the table. All amounts in the following table are expressed on a per common share basis and as a percentage of the distribution amount.

DISTRIBUTION ESTIMATES	Current Distribution		Year-to-Date*

	Per Share Amount	% of Current Distribution	Per Share Amount	% of the 2021 Distributions
Net Investment Income	$0.0000	0.00%	$0.05637	9.73%
Net Realized Short-Term Capital Gains	$0.0000	0.00%	$0.07713	13.32%
Net Realized Long-Term Capital Gains	$0.0000	0.00%	$0.00203	0.35%
Return of Capital (or other Capital Source)	$0.1665	100.00%	$0.44362	76.60%
TOTAL	$0.1665	100.00%	$0.57915	100.00%

* The Fund's 2021 fiscal year began on January 1, 2021 and ended on December 31, 2021.

You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan. The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income”. The amounts and sources of distributions reported in this Notice are only estimates, are likely to change over time, and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund's investment experience during the entirety of its fiscal year and may be subject to changes based on tax regulations. The amounts and sources of distributions year-to-date may be subject to additional adjustments.

THE FUND WILL SEND YOU A FORM 1099-DIV FOR THE CALENDAR YEAR THAT WILL TELL YOU HOW TO REPORT THESE DISTRIBUTIONS FOR FEDERAL INCOME TAX PURPOSES.

Fund Performance and Distribution Information

Presented below are return figures, based on the change in the Fund's net asset value ("NAV") per share, compared to the annualized distribution rate for this current distribution as a percentage of the NAV on the last day of the month prior to the Fund’s most recent distribution record date.

Fiscal Year-to-Date (January 1, 2021 to November 30, 2021)

Annualized Distribution Rate as a % of NAV*	5.30%
Cumulative Distribution Rate on NAV*	3.78%
Cumulative Total Return on NAV**	8.60%
Average Annual Total Return (in relation to NAV) for the five-year period ended November 30, 2021***	12.78%

*	Based on the Fund's NAV as of November 30, 2021.
**
Cumulative fiscal year-to-date return is based on the change in NAV including distributions paid and assuming reinvestment of these distributions for the period January 1, 2021 through November 30, 2021.

***
Average annual total return is based on change in NAV including distributions paid and assuming reinvestment of these distributions and is through the last business day of the month prior to the month of the current distribution record date.

The payment of distributions in accordance with the Plan may result in a decrease in the Fund's net assets.  A decrease in the Fund's net assets may cause an increase in the Fund's annual operating expense ratio and a decrease in the Fund's market price per share to the extent the market price correlates closely to the Fund's NAV per share.  The Plan also may negatively affect the Fund's investment activities to the extent that the Fund is required to hold larger cash positions than it typically would hold or to the extent that the Fund must liquidate securities that it would not have sold, for the purpose of paying the distribution.

The current distribution amount of $0.1665 per share of the Fund's common stock equates to an annualized distribution rate of 6.00% based on the Fund’s NAV per share as of October 31, 2021.  The annualized rate is expected to change over time as the Fund's NAV varies. The Board will review periodically the terms of the Plan, including at least annually, to determine whether to adjust the amount or the calculation of the distribution rate, which may be affected by numerous factors, including changes in realized and projected market returns, Fund performance and other factors.  The Board may amend the terms of the Plan or terminate the Plan at any time without prior notice to the Fund's stockholders.  The amendment or termination of the Plan could have an adverse effect on the market price of the Fund's shares of common stock.

For additional information, please contact the Fund at (800) 730-2932.

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